May 17, 2019

Steve Saleen
Chief Executive Officer
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, California 92882

       Re: Saleen Automotive, Inc.
           Registration Statement on Form 10
           Filed February 8, 2019
           File No. 000-55236

Dear Mr. Saleen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure